NATIONAL AUTOMATION SERVICES, INC.

2470 St. Rose Parkway, Suite 311

Henderson, Nevada 89074

June 12, 2009

VIA EDGAR

 Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	National Automation Services, Inc..
Withdrawal of Registration Statement on Form S-1
Registration No. 333-156452

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), National Automation Services, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-156452), together with all exhibits and amendments thereto (collectively, the “Registration Statement”).

The Company is requesting the withdrawal of the Registration Statement because the Company has decided to no longer pursue its effectiveness under the Securities Act.  None of the Company’s securities were sold pursuant to the Registration Statement, and all activities regarding the proposed Registration Statement have been discontinued.  The Company requests that that Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors.

It the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within 15 days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding this matter, please contact Richard G. Klein, Esq., the Company’s counsel, at (212) 818-9000.

Thank you for your assistance in this matter.

Sincerely,

NATIONAL AUTOMATION SERVICES, INC

By:	/s/ Robert Chance
Robert Chance
Chief Executive Officer